EXHIBIT 99.1

Aptose Biosciences Reports Results for the Third Quarter Ended September 30, 2015

SAN DIEGO and TORONTO, Nov. 10, 2015 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS) a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today reported financial results for the three months ended September 30, 2015 and provided a corporate update. Unless specified otherwise, all amounts are in Canadian dollars.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of this change, the current interim period being reported is for the three months ended September 30, 2015, while the prior year comparative period is for the four months ended September 30, 2014.

Net loss for the three months ended September 30, 2015 was $3.3 million ($0.27 per share) compared with $4.2 million ($0.36 per share) during the four months ended September 30, 2014. Total cash and cash equivalents and investments at September 30, 2015 were $23.4 million.

"During the third quarter of this year we made steady progress in the clinical development of APTO-253 for AML and other blood cancers and we observed favorable safety and pharmacokinetic data that have allowed us to escalate dosing," said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer. "Likewise, the epigenetic insights gained from studies with APTO-253 have been leveraged as we seek to acquire new agents and expand our oncology pipeline at all development stages. This led us to establish relationships with Moffitt Cancer Center and Laxai Avanti Life Sciences, announced this morning, that provide Aptose with technologies for multi-targeting, single agent epigenetic inhibitors."

Corporate Highlights

  Earlier on this day, Aptose announced collaborations with Moffitt Cancer Center, a prominent research institute that provides Aptose with exclusive rights to scientifically intriguing multi-targeting epigenetic inhibitors and with Laxai-Avanti Life Sciences, a medicinal chemistry group that will focus on the optimization of preclinical assets with novel epigenetic-based therapies.
  Last week, Aptose announced that preclinical data for its lead investigational anticancer therapeutic APTO-253 will be presented at the 57th American Society of Hematology (ASH) Annual Meeting and Exposition by researchers from the Knight Cancer Institute at Oregon Health & Science University (OHSU). Data demonstrate the ability of APTO-253 to kill acute myeloid leukemia (AML) cells in the majority of patient samples, with a trend toward correlation with baseline KLF4 expression level. Moreover, APTO-253 demonstrated enhanced efficacy against AML patient samples when combined with either the BET inhibitor JQ1 or with the FLT3 inhibitor quizartinib.

Financial Results

Net loss for the three months ended September 30, 2015 was $3.3 million ($0.27 per share) compared with $4.2 million ($0.36 per share) during the four months ended September 30, 2014. Net loss for the nine months ended September 30, 2015 was $10.2 million ($0.86 per share) compared with $10.8 million ($1.58 per share) during the ten months ended September 30, 2014.

Aptose utilized cash of $2.6 million in operating activities in the three month period ended September 30, 2015 compared with $3.9 million during the four months ended September 30, 2014. The cash utilized in the three month period ended September 30, 2015 is lower than the four months ended September 30, 2014 due to a lower net loss as well as cash used to reduce accounts payable and accrual balances in the prior year period.

Research and Development

Research and development expenses totaled $1.7 million in the three months ended September 30, 2015 compared to $1.3 million during the four months ended September 30, 2014 and totaled $3.9 million for the nine month period ended September 30, 2015 compared with $2.9 million in the ten months ended September 30, 2014. Research and development costs consist of the following:

Components of research and development expenses:

	Three months	Four months	Nine months	Ten months
	ended	ended	ended	ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

APTO-253 development costs	$1,633	$1,272	$3,750	$2,475
Severance costs	—	—	—	326
Stock-based compensation	79	37	145	92
Deferred share unit costs	—	—	—	17
Depreciation of equipment	10	2	19	10
	$1,722	$1,311	$3,914	$2,920

Research and development costs in the three months ended September 30, 2015 increased compared with the four months ended September 30, 2014 due to increased APTO-253 development costs including the ongoing Phase 1b clinical trial of APTO-253 in the current year period compared with no ongoing clinical development in the prior year period, including supplementary personnel to support the trial. In addition we have initiated studies to optimize the formulation of APTO-253 for which no comparable work was ongoing in the prior year period.

The increase in research and development costs during the nine months ended September 30, 2015 compared with the ten months ended September 30, 2014 is the result of increased APTO-253 development costs primarily related to the ongoing Phase 1b clinical trial and associated activities including formulation studies and research support. Increased program expenditures were offset by no severance costs in the nine months ended September 30, 2015 compared with $326 thousand in the ten months ended September 30, 2014 related to severance payments made to the former President and COO.

General and Administrative

General and administrative expenses totaled $2.2 million in the three month period ended September 30, 2015 compared to $3.0 million in the four months ended September 30, 2014. For the nine month period ended September 30, 2015, general and administrative expenses were $7.5 million compared with $7.9 million in the ten months ended September 30, 2014. General and administrative expenses consist of the following:

Components of general and administrative expenses:

	Three months	Four months	Nine months	Ten months
	ended	ended	ended	ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

General and administrative excluding salaries	$819	$1,099	$2,997	$2,947
Salaries	838	836	2,348	2,383
Severance costs	—	—	—	762
Stock-based compensation	572	1,047	2,091	1,814
Deferred share unit costs	—	—	—	14
Depreciation of equipment	19	6	45	11
	$2,248	$2,988	$7,481	$7,931

General and administrative expenses excluding salaries decreased in the three months ended September 30, 2015 compared with the four months ended September 30, 2014. The decrease over the prior year is attributable to a four month reporting period in the prior year compared with a three month reporting period in the current year.

General and administrative expenses excluding salaries were consistent in the nine months ended September 30, 2015 compared with the ten months ended September 30, 2014 despite the shorter time frame in the current year. Comparing on a three month to three month basis, expenses in the current period increased. The increase is attributable primarily to higher insurance and other costs associated with the Aptose's NASDAQ listing.

Salary charges in the three and nine month periods ended September 30, 2015 were consistent with salary charges in the four and ten month periods ended September 30, 2014 despite the shorter reporting periods in the current year. General and administrative salary costs are primarily incurred in US dollars and the weakening of the Canadian dollar has increased these costs in the current year compared with the prior year.

Stock-based compensation costs were lower in the three months ended September 30, 2015 compared with the four months ended September 30, 2014. This decrease is the result of large option grants in June and July 2014 which vested 50% in the first year and contribute to higher stock-based compensation expense during the first twelve month period.

Stock-based compensation costs were higher in the nine months ended September 30, 2015 compared with the ten months ended September 30, 2014 due to the option grants in June and July 2014 for which 6-7 months of expense were incurred in the current year compared with only 2-3 months of expense in the prior year period.

Deferred share unit costs relate to the marked-to-market adjustment on units which were settled in April 2014. There were no deferred share units outstanding in the nine month period ending September 30, 2015.

Finance Expense

Finance expense for the three months ended September 30, 2015 was $8 thousand compared with $49 thousand for the four months ended September 30, 2014 and $43 thousand for the nine months ended September 30, 2015 compared with $225 thousand for the ten months ended September 30, 2014. Finance expense includes the following items:

	Three months	Four months	Nine months	Ten months
	ended	ended	ended	ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Interest expense	$8	$37	$43	$190
Foreign exchange loss	—	12	—	35
	$8	$49	$43	$225

Finance expense for the three and nine months ended September 30, 2015 relates to interest expense of $6 thousand accrued at a rate of 10% on the remaining balance of convertible promissory notes issued in September 2013 as well as accretion expense related to the conversion feature of the notes. All of the promissory notes had been converted into common shares as of September 30, 2015.

Finance expense for the four and ten months ended September 30, 2014 relates to interest accrued at a rate of 10% as well as accretion expense on the $918 thousand promissory notes issued in June 2013 and repaid in April 2014 as well as interest on the convertible promissory notes issued in September 2013 as described above.

Foreign exchange loss is the result of the fluctuation of rates of exchange between US and Canadian dollars.

Finance Income

Finance income totaled $717 thousand in the three months ended September 30, 2015 compared to $161 thousand in the four months ended September 30, 2014 and $1.2 million in the nine months ended September 30, 2015 compared with $235 thousand in the ten months ended September 30, 2014. Finance income includes the following items:

	Three months	Four months	Nine months	Ten months
	ended	ended	ended	ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Interest income	$56	$161	$232	$235
Foreign exchange gain	661	—	1,011	—
	$717	$161	$1,243	$235

Interest income represents interest earned on our cash and cash equivalent and investment balances. Foreign exchange gains are the result of an increase in the value of US dollar denominated cash and cash equivalents balances during the three and nine months ended September 30, 2015 due to a depreciation of the Canadian dollar compared to the US dollar.

Aptose Biosciences Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Four	Nine	Ten
	months	months	months	months
(amounts in 000's of Canadian Dollars except for per	ended	ended	ended	ended
common share data)	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2014
REVENUE	$ --	$ --	$ --	$ --

EXPENSES
Research and development	1,722	1,311	3,914	2,920
General and administrative	2,248	2,988	7,481	7,931
Operating expenses	3,970	4,299	11,395	10,851
Finance expense	8	49	43	225
Finance income	(717)	(161)	(1,243)	(235)
Net financing income	(709)	(112)	(1,200)	(10)
Net loss and comprehensive loss for the period	3,261	4,187	10,195	10,841
Basic and diluted loss per common share	$0.27	$0.36	$0.86	$1.58

Conference Call and Webcast

Aptose will host a conference call to discuss results for the three months ended September 30, 2015 today, Tuesday, November 10, 2015 at 5:00 p.m. EST. Participants can access the conference call by dialing toll-free 855-546-9557 (North America toll free number) or +1 412-455-6106 (international toll free number), using the conference call passcode 74053061. The conference call will be available via a live webcast at Aptose Q3 Results Conference Call and will also be available through a link on the Investor Relations section of Aptose's website at ir.aptose.com. Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required. An archived version of the webcast along with a transcript will be available on the company's website for 30 days.   An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 7 days by dialing 1-855-859-2056, using the passcode 74053061.

Note

The information contained in this news release is unaudited.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements that we will be able to expand our oncology pipeline at all development stages; that our relationships with Moffitt Cancer Center and Laxai Avanti Life Sciences will provide Aptose with technologies for multi-targeting, single agent epigenetic inhibitors; and other statements relating to the Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

CONTACT: For further information, please contact:

         Aptose Biosciences
         Greg Chow, CFO
         647-479-9828
         gchow@aptose.com

         BCC Partners
         Karen L. Bergman or Susan Pietropaolo
         650-575-1509 or 845-638-6290
         kbergman@bccpartners.com or spietropaolo@bccpartners.com